06002736

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 7 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-001931~~ 8-1920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Stephens Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Center Street
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zoe Ann Hines — Executive Vice President — 501-377-2166 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 Center Street, Suite 1800	Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 19 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Oath or Affirmation

I, Zoe Ann Hines, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Stephens Inc., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Subscribed and sworn to before me this 27 day of Feb 2006

Notary Public

EXECUTIVE VICE PRESIDENT
Title

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [ ] (c) Statement of operations.
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholder's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors (not applicable).
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 (not applicable).
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation (not applicable).
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report (not required).
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal accounting control).
- [x] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges and Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Options Customers Pursuant to the Commodity Exchange Act.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(a)(3).

STEPHENS INC.
(A Wholly Owned Subsidiary of Stephens Holding Company)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
Fax: +1 501 375 7817
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stephens Inc.

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of Stephens Holding Company) as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2006

STEPHENS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In thousands except share amounts)

ASSETS

Cash and cash equivalents	$ 5,447
Cash and government securities—segregated under Federal and other regulations	2,431
Receivables from:	
Brokers and dealers	7,464
Customers	130,438
Officers, directors, and affiliates	11,051
Others	18,080
Securities purchased under agreements to resell	56,496
Marketable securities—at fair value	76,045
Marketable securities pledged as collateral for repurchase agreements—at fair value	41,909
Not readily marketable securities—at estimated fair value	5,513
Furniture, fixtures and equipment, and leasehold improvements, at cost—net of accumulated depreciation and amortization of $33,794	7,871
Deferred income taxes	4,756
Other assets	9,805
TOTAL	$377,306

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to:	
Brokers and dealers	$ 1,898
Customers	57,540
Officers, directors, and affiliates	48,333
Securities sold under agreements to repurchase	66,227
Securities sold but not yet purchased—at fair value	15,973
Mutual fund administration payable	735
Short-term borrowings	17,300
Accrued compensation and other accrued liabilities	55,172
Total liabilities	263,178
STOCKHOLDER'S EQUITY:	
Common stock—no par value—2,000 shares authorized, issued and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	2,128
Total stockholder's equity	114,128
TOTAL	$377,306

See notes to statement of financial condition.

1. ORGANIZATION

Stephens Inc. (the "Company") is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Stephens Holding Company (the "Parent") which is a majority owned subsidiary of Stephens Group, Inc. ("Group"). Entities under common control of the Parent and Group are considered affiliates of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks and other financial institutions.

Securities Transactions—Securities transactions are recorded on a settlement date basis and are carried at fair value. Recording such transactions on a trade date basis would not result in a material difference in the accompanying statement of financial condition. Marketable securities and securities sold but not yet purchased are carried at fair value. Fair value is based on quoted market prices, dealer prices, or pricing models and not readily marketable securities are recorded at estimated fair value as determined by management. Among the factors considered by management in determining the fair value of investments, for which a quoted market or dealer price is not available, are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term.

Principal transactions revenue represents realized and unrealized trading gains and losses associated with proprietary trading and market making activities.

Securities borrowed are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

Investment Banking—Investment banking revenues, which include underwriting fees, selling concessions and management fees, and mergers and acquisitions advisory fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses incurred prior to closing or termination of engagement are deferred and later expensed to match revenue recognition.

Concentrations of Credit Risk—In the normal course of business, the Company engages in transactions which expose it to credit risk, including periodic concentrations of credit risk related primarily to securities underwriting and resale agreements. In addition to the monitoring procedures described above, the Company reviews, as necessary, the credit standing of each counterparty with which it conducts business in order to mitigate this risk.

Furniture, Fixtures and Equipment and Leasehold Improvements—Furniture, fixtures and equipment and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures and equipment is provided over estimated useful lives of three to ten years using both straight-line and accelerated methods. Leasehold improvements are amortized using the straight-line method over the shorter of ten years or the lease term. The Company periodically evaluates the carrying value of its furniture, fixtures and equipment to determine if an impairment exists.

Mutual Fund Administration—During the year, the Company served as a distributor and administrator for various mutual funds (the "Funds"). Fees are remitted from the Funds to the Company monthly, based upon a percentage of the average net asset values of the Funds, and are designated to be used for the administration and marketing of the Funds. The amounts that have been received and designated to be spent by the Company on marketing and administration of the Funds are presented as the mutual fund administration payable on the statement of financial condition. Effective March 31, 2005 the Company terminated their agreements to serve as distributor and administrator for these mutual funds.

Income Taxes—The Company utilizes the liability method to record deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The Company files consolidated Federal and state income tax returns with the Parent. In accordance with a tax allocation agreement, the Parent allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. Under the agreement, each subsidiary records separately the impact of permanent and temporary differences.

Use of Estimates—The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities during the reporting period. Actual results may differ from these estimates and assumptions.

Recently Adopted Accounting Standards—FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, (Revised December 2003), an interpretation of ARB No. 51* ("FIN 46R") addresses consolidation by business enterprises of variable interest entities, which have certain characteristics. The provisions of FIN 46R are applicable immediately for nonpublic entities that have an interest in variable interest entities which are created after December 31, 2003. Nonpublic entities are required to apply the provisions of this interpretation to all entities subject to this interpretation by the beginning of the first annual period beginning after December 14, 2004. The Company does not have any interests in variable interest entities; therefore adopting the provisions of FIN 46R did not have any effect on the Company's financial position or results of operations.

3. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2005, the Company had segregated $2,431 of marketable securities in an account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

4. RECEIVABLES AND PAYABLES

Brokers and Dealers—Receivables from brokers and dealers consist of the following at December 31, 2005:

Securities borrowed	$ 2,035
Securities failed to deliver	5,154
Other	275
	$ 7,464

Payables to brokers and dealers consist primarily of securities failed to receive.

Customers—Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

Officers, Directors, and Affiliates—Receivables from and payables to officers, directors and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties. At December 31, 2005, receivables from officers, directors, and affiliates did not include any securities borrowed from the Group.

Others—Receivables from others result primarily from the Company's investment banking and mutual fund administration and distribution activities. This amount also includes estimated receivables for Federal and state income taxes.

5. MARKETABLE SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED

The components of marketable securities and securities sold, not yet purchased at December 31, 2005, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 17,950	$ -
Mortgage-backed securities	54,538	-
Corporate stocks	33,415	67
Mutual funds and other	56	126
Corporate bonds, debentures, and notes	11,995	-
U.S. Treasury obligations	-	15,780
	117,954	15,973
Less marketable securities pledged as collateral for repurchase agreements	41,909	-
Total	$ 76,045	$ 15,973

6. BORROWINGS

The Company had short-term bank borrowings of $17,300 outstanding at December 31, 2005. These borrowings are collateralized by firm owned marketable securities. The interest rate at December 31, 2005, was 4.88%.

The Company has a $20,000 line of credit agreement with the Parent which bears interest at the Federal Funds Rate plus .80%. There are no borrowings outstanding under this agreement at December 31, 2005.

As of December 31, 2005, the Company had no outstanding obligations which were subordinated to claims of general creditors.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed fifteen times net capital. At December 31, 2005, the Company had an aggregate indebtedness to net capital ratio of 2.74 to 1 with $59,477 of net capital, which was $48,619 in excess of its required minimum net capital of $10,858. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

8. INCOME TAXES

Components of the income tax benefit (expense) for the year ended December 31, 2005, are as follows:

	Current	Deferred	Total
Federal	$4,490	$ (952)	$3,538
State	753	(189)	564
	$5,243	$(1,141)	$4,102

The Company's net deferred tax asset consists of the following temporary differences at December 31, 2005:

Furniture, fixtures, and equipment	$2,540
Deferred compensation	2,054
Accruals not currently deductible	840
Charitable contributions	798
Other—net	(1,476)
	$4,756

Management believes that the deferred tax assets will be realizable in the normal course of business. Accordingly, no valuation allowance has been provided related to these assets.

9. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan covering employees who have completed 6 months of employment with a minimum of 500 hours worked. Contributions to the plan are at the discretion of the Company's Board of Directors. Participants are fully vested in the Company's contributions after five years of service. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions. Employees are eligible to make contributions to the plan beginning on the first payroll date of the second calendar month following the employee's date of hire.

The Company participates in a non-qualified, unfunded deferred compensation plan (the "Plan") with affiliated entities which permits eligible participants to defer a portion of their compensation and earn interest on amounts deferred including interest. Participants in the Plan are vested immediately. For 2005, the Company did not allow participants to contribute to the plan. The Plan provides for payments after a minimum deferral period of three years, with additional payment provisions upon retirement, termination, death, or disability. At December 31, 2005, the Company's recorded liability related to the Plan was $5,237.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2005, the Company has purchased securities from the Parent under agreements to resell totaling $15,331 with collateral held by the Company, which is included in securities purchased under agreements to resell.

The Company rents certain real property from an affiliate and other related parties under non-cancelable operating leases. At December 31, 2005, the future minimum rental commitments under these leases are as follows:

Fiscal Year	Amount
2006	$ 3,050
2007	3,162
2008	3,298
2009	3,431
2010	3,570
Thereafter	15,232
	$ 31,743

The Company pays various expenses on behalf of the Group, which are attributable to the operations of the Group's affiliates. Subsequently, the Group reimburses the Company for expenses paid on its behalf. The receivable balance from the Group as of December 31, 2005, was $782, which is included in receivables from officers, directors, and affiliates.

The Company also executes and settles various securities transactions with officers, directors, and affiliates.

The Company holds a position in marketable securities from which officers, directors, and affiliates are members of the Board of Directors. Total investment in related entities was $15,510, which is included in marketable securities.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2005, the future minimum payments required under these agreements are as follows:

Fiscal Year	Amount
2006	$ 5,622
2007	3,750
2008	3,671
2009	3,038
2010	2,618
Thereafter	5,038
	$ 23,737

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside

counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

The Company is named as a defendant in a lawsuit as an underwriter in the issuance of $69.5 million of municipal bonds. The issuer of the bonds has defaulted. The insurer of the bonds alleges that the Company made negligent and fraudulent misrepresentations and omissions of fact in soliciting the insurer's commitment to insure the interest and principal payments on the bonds. The insurer is seeking unspecified damages and an indemnification for all monthly interest and annual principal payments it makes to the bondholders pursuant to its insurance policy. The Company strongly disputes the allegations and intends to vigorously defend itself in this matter. At this stage, the Company cannot assess the likelihood of an unfavorable outcome or estimate the amount of potential liability to the Company if the plaintiff were to prevail on any of its claims.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Fair Value Information—The Company's financial instruments include cash and cash equivalents; receivables from and payables to brokers and dealers, customers, officers, directors, and affiliates, and others; securities purchased under agreements to resell; short-term borrowings and securities sold under agreements to repurchase. Customer receivables, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are short-term in nature and generally bear interest at prevailing market rates. Accordingly, management believes that the carrying amounts are reasonable estimates of fair value.

Off-Balance Sheet Risk—The Company enters into various transactions involving off-balance sheet financial instruments which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced and options. These off-balance sheet financial instruments are used primarily to meet the needs of customers. Although these financial instruments are subject to various degrees of market and credit risks, these activities are not a significant portion of the Company's business.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses which the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis which involve the purchase and sale of commodity futures contracts (including options on futures) but does not carry any accounts related to commodities transactions for customers.

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 31, 2005, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $200,119 and the fair value of the collateral that had been sold or repledged was $129,727.

* * * * * *

SUPPLEMENTAL INFORMATION

Deloitte.

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
Fax: +1 501 375 7817
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

Board of Directors
Stephens Inc.

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company"), for the year ended December 31, 2005, (on which we issued our report dated February 17, 2006) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the daily computations of segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Future Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 17, 2006